UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, March 25, 2009

President of the Comisión Nacional de Valores

D. Eduardo Hecker

S	/	D

Re: Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”). Expiration of Repurchase Period for Company Shares.

I have the pleasure of informing you in compliance with article 3 of Chapter XXI of the Rules of the CNV, and in accordance with the terms and conditions established in Company’s share repurchase program, of the expiration on March 17, 2009 of the Company’s 120-day share repurchase period. The repurchase period began on November 18, 2008.

The table below reports on all the Company’s share repurchases throughout the 120-day repurchase period.

Registry of Stock Repurchases
Date	Number of shares	Average price paid per share	Maximum price paid per share	Minimum price paid per share	Total peso amount	Broker/Dealer
		(pesos)	(pesos)	(pesos)	(pesos)

11-18-2008	915,500	Ps. 0.638	Ps. 0.644	Ps. 0.625	Ps. 584,412.11	Raymond James

11-19-2008	910,000	0.646	0.653	0.633	588,099.05	Raymond James

11-20-2008	910,000	0.624	0.630	0.615	568,230.66	Macro Securities

11-21-2008	907,000	0.626	0.640	0.615	568,178.17	Raymond James

11-24-2008	905,000	0.640	0.650	0.633	579,633.88	Macro Securities

11-25-2008	906,000	0.642	0.650	0.628	581,914.27	Raymond James

11-26-2008	905,000	0.645	0.654	0.630	583,403.72	Macro Securities

11-27-2008	890,000	0.667	0.678	0.660	593,629.38	Raymond James

11-28-2008	890,000	0.705	0.728	0.677	627,149.18	Macro Securities

12-01-2008	874,000	Ps. 0.682	Ps. 0.699	Ps. 0.670	595,694.86	Raymond James
TOTAL	9,012,500				Ps. 5,870,345

Please feel free to contact me with any questions or other matters you wish to discuss.

Sincerely,

María Belén Gabutti

Attorney-in-Fact

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR)

2

Buenos Aires, March 25, 2009

Bolsa de Comercio de Buenos Aires

Re: EDENOR S.A. Expiration of Repurchase Period for Company Shares.

I am addressing this communication to the Bolsa de Comercio de Buenos Aires (BCBA) in my capacity as attorney-in-fact for Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) in compliance with article 23 of the BCBA Listing Regulations and in accordance with the terms and conditions established in the Company’s share repurchase program, to inform you of the expiration on March 17, 2009 of the Company’s 120-day share repurchase period. The repurchase period began on November 18, 2008.

The table below reports on all the Company’s share repurchases throughout the 120-day repurchase period.

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Date	Number of shares	Average price paid per share	Maximum price paid per share	Minimum price paid per share	Total peso amount	Broker/Dealer
		(pesos)	(pesos)	(pesos)	(pesos)

11-18-2008	915,500	Ps. 0.638	Ps. 0.644	Ps. 0.625	Ps. 584,412.11	Raymond James

11-19-2008	910,000	0.646	0.653	0.633	588,099.05	Raymond James

11-20-2008	910,000	0.624	0.630	0.615	568,230.66	Macro Securities

11-21-2008	907,000	0.626	0.640	0.615	568,178.17	Raymond James

11-24-2008	905,000	0.640	0.650	0.633	579,633.88	Macro Securities

11-25-2008	906,000	0.642	0.650	0.628	581,914.27	Raymond James

11-26-2008	905,000	0.645	0.654	0.630	583,403.72	Macro Securities

11-27-2008	890,000	0.667	0.678	0.660	593,629.38	Raymond James

11-28-2008	890,000	0.705	0.728	0.677	627,149.18	Macro Securities

12-01-2008	874,000	Ps. 0.682	Ps. 0.699	Ps. 0.670	595,694.86	Raymond James
TOTAL	9,012,500				Ps. 5,870,345

Please feel free to contact me with any questions or other matters you wish to discuss.

Sincerely,

María Belén Gabutti

Attorney-in-Fact

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR)

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: March 26, 2009